PE 12/30/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

DEC 30 2013

Washington, DC 20549



DIVISION OF
CORPORATION FINANCE



13003882

December 30, 2013

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 12-30-13

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company

Dear Mr. Mueller:

This is in regard to your letter dated December 27, 2013 concerning the shareholder proposal submitted by The National Center for Public Policy Research for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that GE therefore withdraws its December 10, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 27, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of The National Center for Public Policy Research
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 10, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, General Electric Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") and statements in support thereof submitted by The National Center for Public Policy Research (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated December 18, 2013, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the December 10, 2013, no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671, or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227 with any questions regarding this matter.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Lori Zyskowski, General Electric Company
Justin Danhof, The National Center for Public Policy Research

101649473.1

GIBSON DUNN

<u>EXHIBIT A</u>

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

December 18, 2013

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street. NE
Washington. DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam.

This letter is in response to the letter of Ronald O. Mueller on behalf of General Electric Company (the 'Company") dated December 10, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

In light of the Company's willingness to change its corporate policies to abide by the parameters delineated in our Proposal, we hereby withdraw the Proposal.

Under Rule 14a-8(i)(10), a shareholder proposal may properly be excluded when "the company has already substantially implemented the proposal." Prior to our submission, in our view, the Company's policies did not favorably align with our Proposal. However, after reviewing the Company's revised policy, we are satisfied that General Electric has now substantially implemented the Proposal.

Specifically. the National Center lauds the Company's dedication to shareholder value and free-market principles while eschewing projects dedicated solely to addressing climate change concerns.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

In its no-action request, the Company makes clear that, in response to our Proposal, it "has revised its policy statements regarding Corporate Social Responsibility (the 'CSR Policy') to explicitly set forth the Company's policy that it will not undertake any energy saving or sustainability project solely to address the issue of climate change." In doing so, the Company has affirmed to its shareholders, employees and customers that General Electric is committed to increasing profits and shareholder value. The Company has unequivocally declared that it will not spend shareholder money on efforts solely based on climate change concerns.

We applaud the Company for this sound decision.

If you have any questions, feel free to contact me at 202-543-4110.

Sincerely,



Justin Danhof, Esq

cc: Ronald Mueller, Gibson, Dunn & Crutcher LLP
Brackett B. Denniston III, General Electric Company

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 10, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of The National Center for Public Policy Research
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by The National Center for Public Policy Research (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareholders request that the Board of Directors adopt a policy that General Electric not undertake any energy savings or sustainability project for the sole goal of seeking carbon dioxide emissions reductions due to climate change concerns, except as required by law.

The supporting statement to the Proposal explains the concerns underlying the Proposal, stating, "Decision-making solely based upon climate change concerns might harm the Company's long-term interests and viability." A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By An Existing Company Policy.

Rule 14a-8(i)(10) permits the exclusion of a shareowner proposal "[i]f the company has already substantially implemented the proposal." For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a 8(i)(10) because the Company has already adopted a policy that substantially implements the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See Exchange Act Release* No. 12598 (July 7, 1976). The Staff has noted that a "determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective, even if a company has not implemented every detail of a proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the Company's policies and procedures with regard to political contributions"); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the company's efforts to ameliorate climate change may have affected the global climate when the company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (allowing the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modifications and clarifications).

In the instant case, the Proposal requests that the Company establish a policy against "undertaking an energy savings or sustainability project for the sole goal of seeking carbon dioxide emissions reductions due to climate change concerns." The supporting statement of the Proposal further states: "Decision-making solely based on climate change concerns might harm the Company's long-term interests and viability."

The Company's commitment to sustainability encompasses not only finding and promoting sustainable solutions that benefit the planet and its people, but also recognizing the factors that any sustainable business model must take into account. As stated by the Company's Chairman and Chief Executive Officer in the Company's 2012 Sustainable Growth Report, "I have always believed that companies must deliver for investors *and* be a positive force for change. GE is at its best when it is doing both at the same time. It's what has allowed us to be a sustainable entity for more than 130 years."[1] In this context, the Company recognizes its obligations toward creating shareowner value, as stated in the GE Citizenship Report under "Creating Shareholder Value."[2] To reflect this and to address the concern raised in the Proposal, the Company has revised its policy statements regarding Corporate Social Responsibility (the "CSR Policy") to explicitly set forth the Company's policy that it will not undertake any energy saving or sustainability project solely to address the issue of climate change.

---

1 The Company's 2012 Sustainable Growth Report is available at http://www.gecitizenship.com/2012-report/download-the-2012-report/.

2 Available at http://www.gecitizenship.com/focus-areas/people/creating-shareholder-value/.

Specifically, the Company's CSR Policy, as set forth in the GE Citizenship Report under "Creating Shareholder Value; Corporate Social Responsibility,"[3] states in relevant part:

> Being a good corporate citizen is a critical driver of shareholder value for GE, and it will continue to be an important differentiator to investors in the future. This is true for many other companies as well, as businesses adjust their products and processes to meet growing environmental challenges and the sustainability demands of customers and communities around the world. In that spirit, *GE undertakes any new energy conservation or sustainability project when it addresses one or more criteria in addition to climate change concerns. Among the criteria that GE uses to evaluate such projects are that they contribute to GE shareholder value, advance innovation, address customer needs, fulfill our legal obligations or promote GE's reputation.* (emphasis added)

The Company's CSR Policy expressly indicates that the Company will only undertake a new energy conservation or sustainability project if that project "addresses one or more criteria in addition to climate change concerns." The plain language of the CSR Policy thus makes clear that the Company will not embark on any energy savings or sustainability initiative where the sole goal is to address climate change concerns. Accordingly, the Company's existing CSR Policy not only addresses the Proposal's underlying concern and essential objective, but also accomplishes a result identical to that sought by the Proposal and therefore substantially implements the Proposal.

The Staff has consistently concurred in the exclusion of shareowner proposals that, like the Proposal, ask a company's board to adopt a policy that has already been implemented by an existing company policy. Among the numerous precedent addressing this type of proposal under Rule 14a-8(i)(10) are the following:

- *The Procter & Gamble Co.* (avail. Aug. 4, 2010), in which the proposal requested that the company's board adopt "a comprehensive policy articulating . . . respect for and commitment to the human right to water," using United Nations General Comment 15 as a model for the policy. The company revised its existing water policy, "utiliz[ing] the UN Comment as a model for the revisions made to the policy." The company acknowledged that it had only adopted factors in the United Nations Comment that were "most relevant to the corporate community," but asserted that this partial adoption was sufficient given that "the Proposal provided great discretion on what portions of the UN Comment the Board could adopt." The

[3] The Company's CSR Policy can be viewed by visiting http://www.gecitizenship.com/focus-areas/people/creating-shareholder-value/ and then clicking the "Corporate Social Responsibility" tab.

Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "revised water policy compares favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

- *Lowe's Cos., Inc.* (avail. Mar. 20, 2009), in which the proposal requested that the company's board of directors "adopt a policy for store siting modeled on Wal-Mart's policy," which recognized the impact that new stores will have on the environment and the communities where they are located. The company argued that it already had in place a "comprehensive policy on 'Joining New Communities Responsibly' to ensure that its new stores and distribution centers respect[ed] local communities and the greater environment as a whole." Though the company's policy did not match the Wal-Mart policy word-for-word, the company argued that its policy provided for "a site selection process that addresse[d] the Proponent's concerns," and the Staff concurred in the proposal's exclusion under Rule 14a-8(i)(10).

- *PPG Industries, Inc.* (avail. Jan. 19, 2004), in which the Staff concurred under Rule 14a-8(i)(10) in the exclusion of a proposal requesting that the board adopt a policy "committing to use *in vitro* tests" rather than "product testing on animals." In support of the proposal's exclusion, the company indicated not only that it had "a long-standing policy of minimizing or avoiding animal testing," but also that it had revised that policy "to specifically identify *in vitro* testing as a possible alternative to be considered." Based on these assertions, the Staff concurred that the proposal had already been substantially implemented.

See also Bank of America Corp. (*Recon.*) (avail. Mar. 14, 2013); *PepsiCo, Inc.* (avail. Feb. 14, 2013); *Commercial Metals Co.* (avail. Nov. 5, 2009) (in each case, concurring in the exclusion, under Rule 14a-8(i)(10), of a proposal seeking that the board adopt a certain policy, noting that an existing company policy, as initially adopted or later amended, substantially implemented the proposal).

As with the company policies addressed in the foregoing precedents, the Company's CSR Policy already accomplishes the Proposal's essential objective of establishing a policy against "undertaking an energy savings or sustainability project for the sole goal of [addressing] climate change concerns." Accordingly, the Company has substantially implemented the underlying concerns and essential objectives of the Proposal through its CSR Policy, allowing for the Proposal's exclusion under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials under Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Justin Danhof, The National Center for Public Policy Research

GIBSON DUNN

EXHIBIT A

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 12, 2013

Brackett B. Denniston III, Secretary,
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828.

Dear Mr. Denniston,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned General Electric stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal -- Sustainability Philosophy

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Whereas:

The Securities and Exchange Commission has recognized that climate change regulations and legislation pose a business risk to companies.

Climate change regulations may be adopted voluntarily.

General Electric's management has stated that sustainability is a goal. To wit, GE's website states: "Balancing the needs of diverse stakeholders can seem impossible – regulators (and our own sense of stewardship) demand reduced impact on our environment; shareholders require that we protect their investment; and customers won't accept reduced quality or increased costs. Individual initiatives seem to offer a path to improvement on a specific front – energy reduction, water optimization, or emission/effluent reductions – but understanding whether all other priorities are balanced is difficult at best... Based on our own experience as a GE business – with aggressive goals for reducing energy and water consumption – we know that for gains to be sustainable, they must be led and supported by an information strategy."

Given the Company's goal of reducing energy use (carbon dioxide emissions) and its admission that balancing this task with common business metrics is "difficult at best," shareholders are concerned that the Company may make some decisions in which the reduction of carbon dioxide emissions is a higher priority than maximizing financial returns.

Resolved:

The shareholders request that the Board of Directors adopt a policy that General Electric not undertake any energy savings or sustainability project for the sole goal of seeking carbon dioxide emissions reductions due to climate change concerns, except as required by law.

Supporting Statement:

As shareholders of General Electric, a for-profit corporation, we encourage Company management to make decisions guided by common business metrics rooted in capitalist principles. This includes seeking reasonable returns on investments. Decision-making solely based upon climate change concerns might harm the Company's long-term interests and viability.



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 18, 2013

VIA OVERNIGHT MAIL
Justin Danhof, Esq.
General Counsel
National Center for Public Policy Research
501 Capitol Court NE
Suite 200
Washington, DC 20002

Dear Mr. Danhof:

I am writing on behalf of General Electric Company (the "Company"), which received on November 13, 2013, the shareowner proposal you submitted on behalf of the National Center for Public Policy Research (the "Proponent") regarding the Company's climate change policy submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 12, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) an affirmative written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) specifically verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 12, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent has continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 12, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 12, 2013). The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If its broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the Proponent's account statements will generally be a

DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm its individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 12, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming its ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, the Proponent may transmit any response by facsimile to me at (203) 373-3079.

If the Proponent has any questions with respect to the foregoing, please contact me at (203) 373-2227. For reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

Enclosures

THE NATIONAL CENTER

★★★

FOR PUBLIC POLICY RESEARCH

DATE: Nov. 19, 2013 PAGES 3 (Including cover)

ATTN: Ms. Lori Zyskowski

COMPANY: General Electric Company

FAX NUMBER: 203.373.3079

FROM: Justin Danhof, Esq.

MESSAGE: Proof of Ownership

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Fax: 203-373-3079

November 19. 2013

Ms. Lori Zyskowski
Executive Counsel
General Electric Company
3135 Easton Turnpike
Fairfield. CT 06828

Dear Ms. Zyskowski,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Sustainability Philosophy) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 12, 2013.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

November 19, 2013

Brackett B. Denniston III, Secretary,
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828.

Dear Mr. Denniston,

UBS holds 268 shares of General Electric (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to General Electric in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on October 29, 2009, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research